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                          November 27, 2023

       Matt Ferguson
       Chief Financial Officer
       ELUTIA INC.
       12510 Prosperity Drive, Suite 370
       Silver Spring, MD 20904

                                                        Re: ELUTIA INC.
                                                            Registration
Statement on Form S-3
                                                            Filed November 20,
2023
                                                            File No. 333-275666

       Dear Matt Ferguson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              David Eaton, Esq.